KBL Merger Corp. IV
527 Stanton Christiana Rd.

Newark, DE 19713

By Electronic Mail Only

June 1, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn: Russell Mancuso

Re: KBL Merger Corp. IV

Registration Statement on Form S-1

Filed May 26, 2017

File No. 333-217475

Dear Mr. Mancuso:

On behalf of KBL Merger Corp. IV, a Delaware corporation (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission, the Company’s response to the Staff’s oral comments to the amended Registration Statement on Form S-1 filed with the Commission on May 26, 2017 (“Registration Statement”). A marked version of Amendment No. 5 to the Form S-1 (“Amendment No. 5”) is enclosed herewith reflecting all changes from the Amendment No. 3 to the Form S-1 submitted on May 26, 2017.

1.

With respect to the Staff’s concern regarding disclosure of uncertain tax consequences of the rights, we have amended disclosure in the Summary as well as in the risk factor entitled “An investment in this offering may result in uncertain or adverse United States federal income tax consequences.”  We further confirm that no tax opinion is necessary.

2.

With respect to the Staff’s concern about the lack of contractual enforcement mechanisms with respect to the rights, we have added more prominent disclosure in the Summary which tracks that in the back of the Registration Statement. We also respectfully draw the Staff’s attention to the risk factor entitled “We have no obligation to net cash settle the rights.” which contains this risk as well.

3.

With respect to the Staff’s comment on the risk factor “We may amend the terms of the rights in a manner that may be adverse to holders with the approval by the holders of at least 65% of the then outstanding public rights”, we have amended the last sentence to conform it to the rights and to address the Staff’s concern.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com, or Michael Midura, Esq. at mmidura@egsllp.com, or reach them by telephone at (212) 370-1300.

Sincerely,

/s/ Marlene Krauss

Marlene Krauss

cc: Ellenoff Grossman & Schole LLP
Holland & Knight LLP